Filed by Equity Residential

ERP Operating Limited Partnership

(Commission File Nos.: 001-12252

000-24920)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AvalonBay Communities, Inc.

(Commission File No.: 001-12672)

Date: July 30, 2026

The following joint press release of Equity Residential and AvalonBay Communities, Inc. was issued on July 30, 2026.

Equity Residential and AvalonBay Announce Vivmark Residential as Name of Combined Company

Company Release - 7/30/2026

ARLINGTON, Va. & CHICAGO—(BUSINESS WIRE)— AvalonBay Communities, Inc. (NYSE: AVB) and Equity Residential (NYSE: EQR) today announced Vivmark Residential as the name for the combined company to be created through their merger of equals. Vivmark Residential will be the preeminent multifamily real estate company with a pro forma equity market capitalization of approximately $53 billion and an enterprise value of approximately $71 billion, with more than 180,000 rental apartments and over 10,000 apartments under construction. Vivmark Residential will have the differentiated scale, capabilities, and balance sheet strength to accelerate growth and redefine leadership in rental housing. Vivmark Residential expects to use VMRK as its New York Stock Exchange ticker symbol.

“The name Vivmark Residential reflects what we are building — a company determined to set a new standard for the experience of home. Vivmark Residential is built from the exceptional foundations that AvalonBay and Equity Residential have each spent more than 30 years establishing as trusted leaders. With the combined scale, capabilities, and talent of both organizations, we have a rare opportunity to redefine what rental housing can be,” said Benjamin Schall, Chief Executive Officer of AvalonBay Communities and incoming Chief Executive Officer of Vivmark Residential.

The name Vivmark carries two aspirational ideas. The first is viv, from the Latin vivere, meaning to live fully. It is the root of vivid and vitality, words that evoke life at its most complete and most genuinely alive. The second is mark, a symbol that reflects quality, distinction, and lasting impact. Together, they capture what Vivmark Residential is built to deliver. For residents, it represents a new standard for the experience of home. For team members, it embodies a place where meaningful work and real opportunity go hand in hand. For investors, it signals a platform built for disciplined, long-term growth and value creation.

Additional brand elements, including the logo, typography, and visual identity, will be revealed in the coming weeks. The combined company will operate as Vivmark Residential upon completion of the merger. The new company name will not result in community name changes at closing.

The merger remains subject to satisfaction of customary closing conditions, including approval by the shareholders of each company. AvalonBay and Equity Residential remain separate and independent companies until the transaction closes. Until closing, Equity Residential common shares will continue to be listed on the New York Stock Exchange under the ticker symbol “EQR” and AvalonBay common stock will continue to be listed on the New York Stock Exchange under the ticker symbol “AVB”.

About AvalonBay Communities

AvalonBay Communities, Inc., a member of the S&P 500, is an equity REIT that develops, redevelops, acquires and manages apartment communities in leading metropolitan areas in Boston, Massachusetts, the New York/New Jersey Metro area, the Mid-Atlantic, Seattle, Washington, and Northern and Southern California, as well as in the Company’s expansion regions of Raleigh-Durham and Charlotte, North Carolina, Southeast Florida, Dallas and Austin, Texas, and Denver, Colorado. As of June 30, 2026, the Company owned or held a direct or indirect ownership interest in 322 apartment communities containing 99,072 apartment homes in 11 states and the District of Columbia, of which 27 communities were under development and one community was under redevelopment. More information may be found on the Company’s website at https://www.avalonbay.com.

About Equity Residential

Equity Residential is committed to creating communities where people thrive. The Company, a member of the S&P 500, owns and manages 312 rental properties consisting of 85,520 apartment units in dynamic metro areas across the U.S. with a primary concentration in major coastal markets, diversified by a targeted presence in the high-growth metro areas of Atlanta, Dallas/Austin and Denver. For more information on Equity Residential, please visit our website at www.equityapartments.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, which are based on current expectations, estimates and projections about the industry and markets in which AvalonBay Communities, Inc. (“AvalonBay”) and Equity Residential operate, as well as beliefs and assumptions of AvalonBay and Equity Residential. Words such as “anticipate,” “become,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “shall,” “should,” “will,” or “would,” including variations of such words and similar expressions, are intended to identify forward-looking statements. All statements that address operating performance, events or developments that AvalonBay or Equity Residential expects or anticipates will occur in the future are forward-looking statements, including statements relating to any possible transaction between AvalonBay and Equity Residential, multifamily market conditions, development, redevelopment, acquisition or disposition activity, general conditions in the geographic areas where AvalonBay and Equity Residential operate and AvalonBay’s and Equity Residential’s respective debt, capital structure and financial position. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other factors that are difficult to predict and may cause the actual results to differ materially from future results expressed or implied by such forward-looking statements.

Important factors, risks and uncertainties that could cause actual results to differ materially from such plans, estimates or expectations include but are not limited to: (i) the parties’ ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to AvalonBay’s and Equity Residential’s ability to obtain the required respective stockholder or shareholder, as applicable, approval, and the parties’ ability to satisfy the other conditions to consummating the proposed transaction; (ii) the inability to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction; (iii) the risk that AvalonBay’s and Equity Residential’s businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (iv) significant transaction costs and/or unknown or inestimable liabilities; (v) potential litigation relating to the proposed transaction that could be instituted against AvalonBay, Equity Residential or their trustees, directors, managers or officers, including resulting expense or delay and the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction, including diverting the attention of AvalonBay and Equity Residential management from ongoing business operations, will harm AvalonBay’s and Equity Residential’s businesses during the pendency of the proposed transaction or otherwise; (vii) certain restrictions during the pendency of the business combination that may impact AvalonBay’s and Equity Residential’s ability to pursue certain business opportunities or strategic transactions; (viii) the possibility that the business combination may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances requiring AvalonBay or Equity Residential to pay a termination fee; (x) the effect of the announcement of the proposed transaction on the ability of AvalonBay and Equity Residential to operate their respective businesses and retain and hire key personnel, and to maintain favorable business relationships; (xi) risks related to the market value of Equity Residential common shares to be issued in the proposed transaction; (xii) other risks related to the completion of the proposed transaction and actions related thereto; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination or otherwise that could affect AvalonBay’s or Equity Residential’s financial performance; (xiv) other risks related to the completion of the proposed transaction and actions related thereto; (xv) legislative, regulatory and economic developments, including the level of new multifamily communities construction and development, government regulations and competition; (xvi) unpredictability and severity of local, regional, national and international economic, political and catastrophic climates, conditions and events, including but not limited to acts of terrorism, outbreaks of war or hostilities or pandemics, as well as management’s response to any of the aforementioned factors; (xvii) changes in global financial markets, interest rates and foreign currency exchange rates; (xviii) increased or unanticipated competition affecting AvalonBay’s and Equity Residential’s properties; (xix) risks associated with acquisitions, dispositions, development and redevelopment of properties; (xx) increased costs of labor and construction material; (xxi) maintenance of real estate investment trust status, tax structuring and changes in income tax laws and rates; (xxii) environmental uncertainties, including risks of natural disasters; (xxiii) those risks and uncertainties set forth in AvalonBay’s and Equity Residential’s Annual Reports on Form 10-K for the year ended December 31, 2025 under the headings “Forward-Looking Statements” and “Risk Factors,” as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by AvalonBay or Equity Residential, as the case may be, with the

Securities and Exchange Commission (the “SEC”) from time to time, which are available via the SEC’s website at www.sec.gov; and (xxiv) those risks that are described in the Registration Statement and Definitive Joint Proxy Statement/Prospectus (each as defined below) that have been filed with the SEC in connection with the proposed transaction and are available from the sources indicated below. There can be no assurance that the proposed transaction will be completed, or if it is completed, that it will close within the anticipated time period. These factors should not be construed as exhaustive and should be read in conjunction with the other forward-looking statements. Forward-looking statements relate only to events as of the date on which the statements are made. Neither AvalonBay nor Equity Residential undertakes any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materialize, or if AvalonBay’s and Equity Residential’s underlying assumptions prove to be incorrect, AvalonBay’s, Equity Residential’s and the combined company’s actual results may vary materially from what AvalonBay or Equity Residential may have expressed or implied by these forward-looking statements. AvalonBay and Equity Residential caution not to place undue reliance on any of AvalonBay’s or Equity Residential’s forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect AvalonBay or Equity Residential.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information and Where to Find It

In connection with the proposed transaction between AvalonBay and Equity Residential, Equity Residential has filed with the SEC a registration statement on Form S-4 (File No. 333-297128) (the “Registration Statement”) which includes the joint proxy statement of AvalonBay and Equity Residential that also constitutes a prospectus of Equity Residential. The Registration Statement was declared effective on July 13, 2026, and each of AvalonBay and Equity Residential commenced mailing of the definitive joint proxy statement of AvalonBay and Equity Residential that also constitutes a prospectus of Equity Residential (the “Definitive Joint Proxy Statement/Prospectus”) to their respective stockholders or shareholders, as applicable, on or about July 13, 2026. Each of AvalonBay and Equity Residential may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement, Definitive Joint Proxy Statement/Prospectus or any other document that AvalonBay or Equity Residential (as applicable) have filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF AVALONBAY AND EQUITY RESIDENTIAL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE WITH THE SEC

BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement and the Definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by AvalonBay and Equity Residential, which contain important information, through the website maintained by the SEC at www.sec.gov. The documents filed by AvalonBay with the SEC may be obtained free of charge by accessing the “Investor” section of AvalonBay’s website at www.avalonbay.com or by writing to AvalonBay, 4040 Wilson Blvd., Suite 1000, Arlington, Virginia 22203, Attention: Corporate Secretary (Legal Department) or by email at investor_relations@avalonbay.com. The documents filed by Equity Residential with the SEC may be obtained free of charge by accessing “Filings – SEC Filings” in the “Investor” section of Equity Residential’s website at www.equityapartments.com, by writing to Equity Residential – Investor Relations, Two North Riverside Plaza, Suite 500, Chicago, Illinois 60606, by telephone at 1-888-879-6356 or by email at investorrelations@eqr.com.

Participants in the Solicitation

AvalonBay, Equity Residential, and certain of their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies from AvalonBay’s and Equity Residential’s stockholders or shareholders, as applicable, in respect of the proposed transaction. Information about the directors and executive officers of AvalonBay, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in AvalonBay’s proxy statement for its 2026 Annual Meeting of Stockholders under the headings “Director Nominees,” “Transactions with Related Persons, Promoters and Certain Control Persons,” “Director Compensation,” “Director Compensation Table,” “Compensation Discussion and Analysis,” “Executive Compensation Tables” and “Officers, Stock Ownership and Other Information,” which was filed with the SEC on April 6, 2026, and in AvalonBay’s Annual Report on Form 10-K for the fiscal year ended December  31, 2025, which was filed with the SEC on February 27, 2026. Information about the trustees and executive officers of Equity Residential, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Equity Residential’s proxy statement for its 2026 Annual Meeting of Shareholders under the headings “Biographical Information and Qualifications of Trustees,” “Biographical Information of Executives,” “Common Share Ownership of Trustees and Executives,” “Compensation Discussion and Analysis,” “Executive Compensation” and “Trustee Compensation,” which was filed with the SEC on April 14, 2026, and in Equity Residential’s Annual Report on Form 10-K for the fiscal year ended December  31, 2025, which was filed with the SEC on February 13, 2026. To the extent holdings of AvalonBay’s securities by its directors and executive officers have changed since the amounts set forth in AvalonBay’s definitive proxy statement for its 2026 Annual meeting of Stockholders or the holdings of Equity Residential’s securities by its trustees or executive officers have changed since the amounts set forth in Equity Residential’s definitive proxy statement for its 2026 Annual Meeting of Shareholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC and available on the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statement, the Definitive Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the Registration Statement and the Definitive Joint Proxy Statement/Prospectus carefully before making any voting or investment decisions. Investors may obtain free copies of these documents from AvalonBay or Equity Residential using the sources indicated above.

Investor Contacts:

Marty McKenna

mmkenna@eqr.com

Matt Grover

Matthew_Grover@avalonbay.com

Media Contact:

Tara Vales

mediarelations@avalonbay.com